UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission file number: 001-38911

CLARIVATE ANALYTICS PLC

(Exact name of registrant as specified in its charter)

Friars House
160 Blackfriars Road
London SE1 8EZ United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reaffirmance of 2019 Outlook

On October 21, 2019, Clarivate Analytics Plc (“Clarivate”) announced that it reaffirmed its outlook for the year ending December 31, 2019, previously announced on August 7, 2019.

For the year ending December 31, 2019, Clarivate expects:

•	Adjusted Revenues in a range of $962 million to $995 million

•	Adjusted EBITDA in a range of $290 million to $310 million

•	Adjusted EBITDA margins of approximately 30%

The above outlook assumes no further currency movements, acquisitions, divestitures, or unanticipated events.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future business, events, trends, contingencies, financial performance, or financial condition, appear under the heading “Reaffirmance of 2019 Outlook” above. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are difficult to predict and many are outside of our control. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements are more fully discussed under the caption “Risk Factors” in the proxy statement/prospectus as filed with the U.S. Securities and Exchange Commission (“SEC”) on April 26, 2019 (File No. 333-229899), along with our other filings with the SEC. However, those factors should not be considered to be a complete statement of all potential risks and uncertainties. Forward-looking statements are based only on information currently available to our management and speak only as of the date of this Report on Form 6-K. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Please consult our public filings with the SEC or on our website at www.clarivate.com.

Non-GAAP Financial Measures

This Report on Form 6-K includes the forward-looking non-GAAP financial measures of Adjusted Revenues, Adjusted EBITDA and Adjusted EBITDA margins. Non-GAAP financial measures are not recognized terms under, and should not be considered as a substitute for, financial measures calculated in accordance with generally accepted accounting principles (“GAAP”). Clarivate is unable to present a reconciliation to GAAP of this forward-looking non-GAAP financial information because management cannot reliably predict all of the necessary components of such measures, and such measures are not available without unreasonable effort. Accordingly, investors are cautioned not to place undue reliance on this information.

Adjusted Revenues. Adjusted Revenues exclude the impact of the deferred revenues purchase accounting adjustment (recorded in connection with the separation of Clarivate’s business from Thomson Reuters in 2016) and the revenues from the IPM Product Line prior to its divestiture. We present this measure because we believe it is useful to investors to better understand the underlying trends in our operations.

Adjusted EBITDA and Adjusted EBITDA margin. We believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt. Our definition of and method of calculating Adjusted EBITDA may vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures. We calculate Adjusted EBITDA by using net (loss) income before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM Product Line which was divested in October 2018), losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement costs, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenues, non-cash income/(loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that Clarivate does not consider indicative of its ongoing operating performance, and certain unusual items impacting results in a particular period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Adjusted Revenues.

Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, Adjusted EBITDA should not be considered as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations.

No Incorporation by Reference

This Report on Form 6-K shall not be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-231405) of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLARIVATE ANALYTICS PLC

Date: October 21, 2019	By:	/s/ Richard Hanks
Richard Hanks
Chief Financial Officer